UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No, ___)1

iCoreConnect, Inc.
Formerly iMedicor, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

922587100
(CUSIP Number)

Jerry D. Smith
JD Investments, Inc.
Sonoran Pacific Resources, LLP
JDS Trust
WESCO Endergy Corporation
SH114, LLP
Insurance Endowment Strategies, LLP
75th Street Holdings, LLC
10632 N Scottsdale Road, #208
Scottsdale, AZ 85254
(480) 348-7901

Steven P. Oman, Esq.
14646 N. Kierland Blvd., Suite 260
Scottsdale, AZA85254
(480) 348-1470
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 30, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
______________
1
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form and with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922587100

1	NAME OF REPORTING PERSON JD Investments, Inc.
2	CHECK THE APPROPRIATE BOX (a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,781,091
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,781,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,781,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.05%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 922587100

1	NAME OF REPORTING PERSON Sonoran Pacific Resources, LLP.
2	CHECK THE APPROPRIATE BOX (a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,781,091
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,781,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,781,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.05%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 922587100

1	NAME OF REPORTING PERSON Jerry D. Smith
2	CHECK THE APPROPRIATE BOX (a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,781,091
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,781,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,781,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.05%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 922587100

1	NAME OF REPORTING PERSON JDS Trust
2	CHECK THE APPROPRIATE BOX (a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,781,091
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,781,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,781,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.05%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 922587100

1	NAME OF REPORTING PERSON WESCO Energy Corporation
2	CHECK THE APPROPRIATE BOX (a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,781,091
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,781,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,781,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.05%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 922587100

1	NAME OF REPORTING PERSON SH114, LLP
2	CHECK THE APPROPRIATE BOX (a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,781,091
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,781,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,781,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.05%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 922587100

1	NAME OF REPORTING PERSON Insurance Endowment Strategies, LLP
2	CHECK THE APPROPRIATE BOX (a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,781,091
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,781,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,781,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.05%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 922587100

1	NAME OF REPORTING PERSON 75TH Street Holdings, LLC
2	CHECK THE APPROPRIATE BOX (a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,781,091
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,781,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,781,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.05%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 922587 100

This statement relates to the Common Stock, $0.001 per share (the “Shares”), of iCoreConnect, Inc. (formerly iMedicor, Inc.), a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 13506 Summerport Pkwy, #160, Windermere, FL 34786.

 Item 2. Identity and Background.

(a) This statement is filed by:

(i)            JD Investment, Inc, an Arizona corporation (“JDI”), with respect to the Shares owned directly as well as beneficially owned by it by virtue of its position as general partner of Sonoran Pacific Resources, LLP, SH114 and IES (as defined below);

(ii)           Sonoran Pacific Resources, LLP, an Arizona limited liability partnership (“SRP”), with respect to the Shares directly and beneficially owned by it;

(iii)          Jerry D. Smith, with respect to the Shares he beneficially owns as president of JDI, and as limited partner of SPR, and beneficially owned by 75th Street as its manager, as well as shares he owns though JDS Trust;

(iv)          JDS Trust, an estate planning trust for the benefit of Jerry D. Smith and for which he is the trustee, with respect to the Shares directly and beneficially owned by it as a limited partner in SPR, SH114 and IES;

(v)           WESCO Energy Corporation, a Delaware corporation (“WESCO”), which is owned by SRP and for Jerry D. Smith as the President and Vice Chairman, with respect to the Shares directly and beneficially owned by it;

(vi)          SH114, LLP, an Arizona limited liability partnership (“SH114”), in which JDI is the general partner and the JDS Trust is the sole limited partner, with respect to the Shares directly and beneficially owned by it.

(vii)         Insurance Endowment Strategies, LLP, an Arizona limited liability partnership (“IES”), in which JDI is the general partner, and WESCO and the JDS Trust are the only limited partners, with respect to the Shares directly and beneficially owned by it.

(viii)        75th Street Holdings, LLC, an Arizona limited liability company (“75th Street”), in which Jerry D. Smith is the manager and the JDS Trust is the sole member, with respect to the Shares directly and beneficially owned by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of the Reporting Persons is 10632 N Scottsdale Road, #208, Scottsdale, AZ 85254. The officers and directors of JDI and WESCO and the partners of SPR, SH114 and IES, and the members and manager of 75th Street and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

(c) The principal business of JDI is serving as the general partner of SPR, SH114 and IES and conducting other similar activities. The principal business of WESCO is investments including the ownership and development of certain intellectual property utilized in the oil refining industry. The principal business of SH114 is real property investments. The principal business of SPR is serving as a private investment fund investing in various opportunities, including real estate and debt and equity of public and private companies. SPR has been formed for the purpose of making equity and debt investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The principal business of IES involves certain life insurance strategies. The principal business of 75th Street is real estate investment. The principal business of Mr. Smith is serving as primary executive officer of JDI and WESCO and similar entities.

 (d) No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e) No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Smith is a citizens of the United States of America. All of the entities listed on Schedule A to the Schedule 13D are entities formed under the laws of various states of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares acquired by the Reporting Persons were purchased with working capital or personal funds directly from the Issuer, or received as fees for services, for loaning money to the Issuer, or arranging loans from others to the Issuer. The aggregate purchase price of the Shares beneficially owned by SPR cannot be established as some of the Shares were issued as fees without a stated value in such transactions.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the Shares based upon direct investment into the Issuer through various transactions over a period of time. The Issuer completed a recapitalization resulting in conversion of outstanding preferred stock and debt into common stock of the Issuer followed by a reverse split of all outstanding common stock. This Report is based upon the results of said recapitalization of the Issuer. In addition, one of the Reporting Persons, the JDS Trust, has received warrants to purchase 2,886,890 shares of the Issuer’s common stock at an exercise price of $1.35 per share in connection with certain debt of the Issuer to the JDS Trust, which warrants expire on December 31, 2019, as well as the right to convert the outstanding balance of certain additional loans and pledges of collateral, currently totaling $200,000 plus accrued interest, made by the JDS Trust to the Issuer following the recapitalization at a conversion rate of $0.45 per share at any time before the loan is repaid, currently granting JDS Trust the right to acquire approximately 444,444 additional shares of the Issuer’s common stock.

The Reporting Persons acquired the Shares based on their belief that the Shares, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,864,642 Shares outstanding, as of January 25, 2018, which is the total number of Shares outstanding as reported by Company management.

A. JDI

(a) JDI, as the general partner of SPR, SH114 and IES, is controlled by Jerry D. Smith, and may be deemed to own the Shares directly and beneficially owned by all of the Reporting Persons, aggregating 10,449,757 Shares, plus outstanding warrants to acquire an additional 2,886,890 shares, as well as the right to convert additional debt into approximately 444,444 additional shares, for a total of 13,781,091 shares.

Percentage: Approximately 37.05%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 13,781,091

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 13,781,091

(c) The transactions in the Shares, directly or beneficially, by the Reporting Person during the past 60 days include on those resulting from the recapitalization of the Issuer, as well as the right to convert the outstanding balance of certain additional loans, currently totaling $200,000 plus accrued interest, made by the JDS Trust to the Issuer following the recapitalization at a conversion rate of $0.45 per share at any time before the loan is repaid, currently granting JDS Trust the right to acquire approximately 444,444 additional shares of the Issuer’s common stock.

B. SPR

(a) SPR may be deemed to own the Shares directly and beneficially owned by all of the Reporting Persons, aggregating 13,781,091 Shares.

Percentage: Approximately 37.05%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 13,781,091

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 13,781,091

 (c) The transactions in the Shares, directly or beneficially, by the Reporting Person during the past 60 days include on those resulting from the recapitalization of the Issuer, as well as the right to convert the outstanding balance of certain additional loans, currently totaling $200,000 plus accrued interest, made by the JDS Trust to the Issuer following the recapitalization at a conversion rate of $0.45 per share at any time before the loan is repaid, currently granting JDS Trust the right to acquire approximately 444,444 additional shares of the Issuer’s common stock.

C. Jerry D. Smith

(a) Mr. Smith, as the chief executive officer of JDI and WESCO, and as the trustee of the JDS Trust, may be deemed to own the Shares directly and beneficially owned by all of the Reporting Persons, aggregating 13,781,091 Shares.

Percentage: Approximately 37.05%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 13,781,091

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 13,781,091

(c) The transactions in the Shares, directly or beneficially, by the Reporting Person during the past 60 days include on those resulting from the recapitalization of the Issuer, as well as the right to convert the outstanding balance of certain additional loans, currently totaling $200,000 plus accrued interest, made by the JDS Trust to the Issuer following the recapitalization at a conversion rate of $0.45 per share at any time before the loan is repaid, currently granting JDS Trust the right to acquire approximately 444,444 additional shares of the Issuer’s common stock.

D. JDS Trust

(a) JDS Trust is an estate planning trust created by Mr. Smith. Mr. Smith is the principal beneficiary and the trustee of the trust. JDS Trust may be deemed to own the Shares directly and beneficially owned by all of the Reporting Persons, aggregating 13,781,091 Shares.

Percentage: Approximately 37.05%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 13,781,091

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 13,781,091

(c) The transactions in the Shares, directly or beneficially, by the Reporting Person  during the past 60 days include on those resulting from the recapitalization of the Issuer, as well as the right to convert the outstanding balance of certain additional loans, currently totaling $200,000 plus accrued interest, made by the JDS Trust to the Issuer following the recapitalization at a conversion rate of $0.45 per share at any time before the loan is repaid, currently granting JDS Trust the right to acquire approximately 444,444 additional shares of the Issuer’s common stock.

E. WESCO Energy Corporation

(a) WESCO is owned by SPR and Mr. Smith is the chief executive officer of WESCO. WESCO may be deemed to own the Shares directly and beneficially owned by all of the Reporting Persons, aggregating 13,781,091 Shares.

Percentage: Approximately 37.05%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 13,781,091

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 13,781,091

(c) The transactions in the Shares, directly or beneficially, by the Reporting Person during the past 60 days include on those resulting from the recapitalization of the Issuer, as well as the right to convert the outstanding balance of certain additional loans, currently totaling $200,000 plus accrued interest, made by the JDS Trust to the Issuer following the recapitalization at a conversion rate of $0.45 per share at any time before the loan is repaid, currently granting JDS Trust the right to acquire approximately 444,444 additional shares of the Issuer’s common stock.

F. SH114, LLP

(a) JDI is the general partner of SH114 and its only limited partner is the JDS Trust. SH114 may be deemed to own the Shares directly and beneficially owned by all of the Reporting Persons, aggregating 13,781,091 Shares.

Percentage: Approximately 37.05%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 13,781,091

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 13,781,091

(c) The transactions in the Shares, directly or beneficially, by SH114 during the past 60 days include on those resulting from the recapitalization of the Issuer, as well as the right to convert the outstanding balance of certain additional loans, currently totaling $200,000 plus accrued interest, made by the JDS Trust to the Issuer following the recapitalization at a conversion rate of $0.45 per share at any time before the loan is repaid, currently granting JDS Trust the right to acquire approximately 444,444 additional shares of the Issuer’s common stock.

G. INSURANCE ENDOWMENT STRATEGIES, LLP

(a) JDI the general partner of SH114 and its only limited partners are the JDS Trust and WESCO. IES may be deemed to own the Shares directly and beneficially owned by all of the Reporting Persons, aggregating 13,781,091 Shares.

Percentage: Approximately 37.05%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 13,781,091

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 13,781,091

(c) The transactions in the Shares, directly or beneficially, by the Reporting Person  during the past 60 days include on those resulting from the recapitalization of the Issuer, as well as the right to convert the outstanding balance of certain additional loans, currently totaling $200,000 plus accrued interest, made by the JDS Trust to the Issuer following the recapitalization at a conversion rate of $0.45 per share at any time before the loan is repaid, currently granting JDS Trust the right to acquire approximately 444,444 additional shares of the Issuer’s common stock.

H. 75TH STREET HOLDINGS, LLC

(a) Jerry D. Smith the manager of 75th Street and its only member is the JDS Trust. 75th Street may be deemed to own the Shares directly and beneficially owned by all of the Reporting Persons, aggregating 13,781,091 Shares.

Percentage: Approximately 37.05%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 13,781,091

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 13,781,091

(c) The transactions in the Shares, directly or beneficially, by the Reporting Person  during the past 60 days include on those resulting from the recapitalization of the Issuer, as well as the right to convert the outstanding balance of certain additional loans, currently totaling $200,000 plus accrued interest, made by the JDS Trust to the Issuer following the recapitalization at a conversion rate of $0.45 per share at any time before the loan is repaid, currently granting JDS Trust the right to acquire approximately 444,444 additional shares of the Issuer’s common stock.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 25, 2018 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among SPR, JDI, WESCO, SH114, JDS Trust, IES, 75th Street, and Jerry D. Smith, dated January 25, 2018.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2018

JD INVESTMENTS, INC.

By /s/Jerry D. Smith
Jerry D. Smith, President

SONORAN PACIFIC RESOURCES, LLP

By JD Investments, Inc.
General Partner

By /s/Jerry D. Smith
Jerry D. Smith, President

/s/Jerry D. Smith
JERRY D. SMITH

JDS TRUST

By /s/Jerry D. Smith
Jerry D. Smith, Trustee

WESCO ENERGY CORPORATION

By /s/Jerry D. Smith
Jerry D. Smith, President

SH114, LLP

By JD Investments, Inc.
General Partner

By /s/Jerry D. Smith
Jerry D. Smith, President

INSURANCE ENDOWMENT STRATEGIES, LLP

By  JD Investments, Inc.
General Partner

By /s/Jerry D. Smith
Jerry D. Smith, President

75TH STREET HOLDINGS, LLC

By /s/Jerry D. Smith
Jerry D. Smith, Manager

Schedule A to 13D

Directors and Officers of JD Investments, Inc.

Name and Position	Principal Occupation	Business Address
Jerry D. Smith, President, Director	Business Executive	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254
JD Smith, Vice President	Business Executive	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254
Kathy Berardi, Secretary	Executive Asst, Bookkeeper	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254

Partners of Sonoran Pacific Resources, LLP

Name and Position	Principal Occupation	Business Address
JD Investments, Inc., General Partner	Investments and Management	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254
JDS Trust, Limited Partner	Investments	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254
Sonoran Pacific Foundation, Inc., Limited Partner	Charity	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254
Family Life Educational Ministries, Inc., Limited Partner	Charity	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254
Center for Sharing, Inc., Limited Partner	Charity	3525 East “A” Street Pasco, WA 99301
Jubilee Foundation, Inc,. Limited Partner	Charity	29 Jubilee Circle Prescott, WA 99348
Vista Hermosa, Inc., Limited Partner	Charity	111 Fishhook Park Rd. Prescott, WA 99348

Directors and Officers of WESCO Energy Corporation

Name and Position	Principal Occupation	Business Address
Jerry D. Smith, President, CEO Director	Business Executive	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254
JD Smith, Vice President, Director, Chairman	Business Executive	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254
Kathy Berardi, Secretary	Executive Asst, Bookkeeper	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254

Partners of SH114, LLP

Name and Position	Principal Occupation	Business Address
JD. Investment, Inc., General Partner	Investments and Management	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254
JDS Trust, Limited Partner	Investments	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254

Partners of Insurance Endowment Strategies, LLP

Name and Position	Principal Occupation	Business Address
JD. Investment, Inc., General Partner	Investments and Management	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254
JDS Trust, Limited Partner	Investments	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254
WESCO Energy Corporation, Limited Partner	Energy Industry Investments	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254

Manager and Members of 75th Street Holdings, LLC

Name and Position	Principal Occupation	Business Address
Jerry D. Smith, Manager	Investments and Management	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254
JDS Trust, Member	Investments	10632 N Scottsdale Road, #208 Scottsdale, AZ 85254